UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Allegiant Travel Company

(Name of Issuer)

Common Stock $.001 par value per share

(Title of Class of Securities)

01748X 10 2

(CUSIP Number)

December 13, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01748X 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Declan F. Ryan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 957,143

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 957,143

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 957,143

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The name of the issuer is Allegiant Travel Company, a Nevada corporation (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices The Company’s principal executive offices are located at 3301 N. Buffalo Drive, Suite B-9, Las Vegas, Nevada 89129.

Item 2.
	(a)	Name of Person Filing This Schedule 13G is filed on behalf of Declan F. Ryan (the “Reporting Person”).
	(b)	Address of Principal Business Office or, if none, Residence The Reporting Person’s principal business address is 4th Floor, Research Building NCI, IFSC, Dublin 1, Ireland.
	(c)	Citizenship The Reporting Person is a citizen of the Republic of Ireland.
	(d)	Title of Class of Securities The class of securities being reported on hereunder is the Common Stock, par value $.001 per share, of the Company (the “Common Stock”).
	(e)	CUSIP Number The CUSIP number of the Common Stock is 01748X 10 2.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: The Reporting Person beneficially owns 957,143 shares.
(b) Percent of class: Such shares represent 4.8% of the Company’s Common Stock.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 957,143 shares are subject to the Reporting Person’s sole power to vote.
(ii) Shared power to vote or to direct the vote 0 shares are subject to the Reporting Person’s shared power to vote;
(iii) Sole power to dispose or to direct the disposition of 957,143 shares are subject to the Reporting Person’s sole dispositive power.
(iv) Shared power to dispose or to direct the disposition of 0 shares are subject to the Reporting Person’s shared dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

The number of shares reported as beneficially owned in the initial filing was incorrect. The Reporting Person owns fewer than 5% of the Company’s Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2007
Date
/s/ Declan F. Ryan
Declan F. Ryan